Option Number: ________
ID: ____
ENDOLOGIX, INC.
STOCK OPTION AGREEMENT
The Board of Directors of ENDOLOGIX, INC., a Delaware corporation (the “Company”), has approved a grant to __________________, an individual (the “Optionee”), of an option (the “Option”) to purchase shares of Common Stock of the Company (the “Shares”) pursuant to this Stock Option Agreement (the “Option Agreement”), as set forth herein. Capitalized terms not immediately defined herein shall have the meanings ascribed to them in Section 1 of this Option Agreement.

Optionee	____________
Grant Date	____________
Total Number of Shares	____________
Exercise Price per Share	$0.001
Retention Period Expiration Date	____________
Vesting Schedule	The right to exercise the Option shall vest in accordance with Section 3 of this Option Agreement.
Term of Option	The Option will expire on December 31, 2012, unless terminated earlier as provided in this Option Agreement.
By their signatures below, the Company and Optionee agree that the Option is subject to this Option Agreement, including the Additional Terms and Conditions (the “Terms”) attached hereto and incorporated herein as part of this Option Agreement. Optionee acknowledges that Optionee has read and is familiar with the provisions of this Option Agreement (including the Terms) and hereby accepts the Option subject to all of their terms and conditions.

OPTIONEE [NAME] Signature Date Address	COMPANY ENDOLOGIX, INC. By: Name: John McDermott Title: President and CEO Address: 11 Studebaker Irvine, CA 92618

Attachments: Additional Terms and Conditions; Notice of Exercise of Stock Option and Investment Representations.
ADDITIONAL TERMS AND CONDITIONS
The terms and conditions set forth below constitute part of the Stock Option Agreement to which they are attached, and references herein to the “Option Agreement” include both documents as one agreement.
1.Definitions. For purposes of this Option Agreement, the following terms shall have the meanings indicated:
(a)    “Affiliated Company” means (i) any “parent corporation” or “subsidiary corporation” of the Company, whether now existing or hereafter created or acquired, as those terms are defined in Sections 424(e) and 424(f) of the Code, respectively; and (ii) any other corporation, limited liability company (“LLC”), partnership or joint venture, whether now existing or hereafter created or acquired, with respect to which the Company beneficially owns more than fifty percent (50%) of: (i) the total combined voting power of all outstanding voting securities or (ii) the capital or profits interests of an LLC, partnership or joint venture.
(b)    “Board” means the Board of Directors of the Company.
(c)    “CE Mark Approval” means the date on which the Generation 3 Product obtains CE Mark approval from its European Union notified body.
(d)    “Change in Control” means:
(i)    The acquisition, directly or indirectly, in one transaction or a series of related transactions, by any person or group (within the meaning of Section 13(d)(3) of the Exchange Act) of the beneficial ownership of securities of the Company possessing more than fifty percent (50%) of the total combined voting power of all outstanding securities of the Company;
(ii)    A merger or consolidation in which the Company is not the surviving entity, except for a transaction in which the holders of the outstanding voting securities of the Company immediately prior to such merger or consolidation hold as a result of holding Company securities prior to such transaction, in the aggregate, securities possessing more than fifty percent (50%) of the total combined voting power of all outstanding voting securities of the surviving entity (or the parent of the surviving entity) immediately after such merger or consolidation;
(iii)    A reverse merger in which the Company is the surviving entity but in which the holders of the outstanding voting securities of the Company immediately prior to such merger hold, in the aggregate, securities possessing less than fifty percent (50%) of the total combined voting power of all outstanding voting securities of the Company or of the acquiring entity immediately after such merger;
(iv)    The sale, transfer or other disposition (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company, except for a transaction in which the holders of the outstanding voting securities of the Company immediately prior to such transaction(s) receive as a distribution with respect to securities of the Company, in the aggregate, securities possessing more than fifty percent (50%) of the total combined voting power of all outstanding voting securities of the acquiring entity immediately after such transaction(s); or
(v)    The approval by the stockholders of a plan or proposal for the liquidation or dissolution of the Company.
(e)    “Common Stock” means the common stock, $0.001 par value, of the Company.
(f)    “Continuous Service” means employment by either the Company, an Affiliated Company, or by any successor entity following a Change in Control, which is uninterrupted except for paid vacations or sick days in accordance with Company policy, as applicable. Optionee’s Continuous Service shall not terminate merely because of a change in the capacity in which Optionee renders service to the Company, an Affiliated Company, or by any successor entity following a Change in Control.
(g)    “FDA” means the U.S. Food and Drug Administration.
(h)    “Generation 2 Product” means a stent-graft that (i) employs an endoframe and endobags, which are filled with a polyethylene glycol polymer, and (ii) will be further described in the initial pre-IDE submission to the FDA.
(i)    “Generation 3 Product” means a stent-graft that employs an endoframe and endobags, which are filled with a polyethylene glycol polymer, in the form or forms as commercially launched by the Company or its subsidiaries. “Generation 3 Product” shall also include any derivative of, or successor to, the stent-graft described above.
(j)    “Retention Agreement” means that certain Retention Agreement by and between the Company and Optionee.
(k)    “Securities Act” means the Securities Act of 1933, as amended.
2.    Grant of Option. The Company has granted to Optionee an Option to purchase all or any portion of the number of Shares at the exercise price per share (the “Exercise Price”) stated on the first page of this Option Agreement.
3.    Vesting of Option. The right to exercise this Option shall vest in installments, and this Option shall be exercisable from time to time in whole or in part as to any vested installment (the “Vested Shares”). Subject to Optionee’s compliance to the Company’s satisfaction with all terms and conditions of his or her Retention Agreement, including without limitation Optionee’s Continuous Service through the Retention Period Expiration Date, the Shares acquired hereunder shall vest in full and become Vested Shares in accordance with the following schedule, subject to this Section 3:
(a)    _______ percent (____%) of the Shares shall vest in full in a single installment upon the later to occur of the following: (i) the successful launch of the Generation 2 Product in the European Union and (ii) the successful completion of the implantation of at least fifty (50) Generation 2 Products in patients in the European Union registry, each as determined by the Company in its sole discretion (collectively the “First Milestone”); and
(b)    _______ percent (____%) of the Shares shall vest in full in a single installment upon the later to occur of the following: (i) the receipt of CE Mark Approval and (ii) the receipt of IDE submission approval from the FDA (collectively, the “Second Milestone” and together with the First Milestone, the “Milestones”).
In the event that Optionee’s Continuous Service is terminated prior to the achievement of either Milestone, the Shares shall continue to vest after the date of termination of Optionee’s Continuous Service; provided, however, that no additional Shares shall vest after the date of termination of Optionee’s Continuous Service if either (i) Optionee’s Continuous Service is terminated for any reason prior to the Retention Period Expiration Date or (ii) the Company terminates Optionee’s Continuous Service due to Optionee’s failure to comply with the terms and conditions of the Retention Agreement. Notwithstanding any of the foregoing, this Option shall continue to be exercisable in accordance with Section 4 hereof with respect to that number of Shares that have become Vested Shares as of the date of termination of Optionee’s Continuous Service.
4.    Term of Option. The right of Optionee to exercise this Option shall terminate upon the first to occur of the following:
(a)    December 31, 2012;
(b)    the date of termination of Optionee’s Continuous Service, if either (i) Optionee’s Continuous Service is terminated for any reason prior to the Retention Period Expiration Date or (ii) the Company terminates Optionee’s Continuous Service due to Optionee’s failure to comply with the terms and conditions of the Retention Agreement; or
(c)    upon the consummation of a Change in Control, unless otherwise provided pursuant to Section 8 hereof.
5.    Exercise of Option. On or after the vesting of any portion of this Option in accordance with Sections 3 or 8 hereof, and until termination of the right to exercise this Option in accordance with Section 4 hereof, the portion of this Option that has vested may be exercised in whole or in part by Optionee (or, after his or her death, by the person designated in Section 6 hereof) upon delivery of the following to the Company at its principal executive offices:
(a)    a written notice of exercise which identifies this Option Agreement and states the number of Shares then being purchased (but no fractional Shares may be purchased), with any partial exercise being deemed to cover first vested Shares and then the earliest vesting installments of unvested Shares;
(b)    a check or cash in the amount of the Exercise Price (or payment of the Exercise Price in such other form of lawful consideration as the Board may approve);
(c)    a check or cash in the amount reasonably requested by the Company to satisfy the Company’s withholding obligations under federal, state or other applicable tax laws with respect to the taxable income, if any, recognized by Optionee in connection with the exercise of this Option (unless the Company and Optionee shall have made other arrangements for deductions or withholding from Optionee’s wages, bonus or other compensation payable to Optionee, or by the withholding of Shares issuable upon exercise of this Option or the delivery of Shares owned by Optionee, provided such arrangements satisfy the requirements of applicable law); and
(d)    a letter, if requested by the Company, in such form and substance as the Company may require, setting forth the investment intent of Optionee, or person designated in Section 6 hereof, as the case may be.
6.    Death of Optionee; No Assignment. The rights of Optionee under this Option Agreement may not be assigned or transferred except by will, the laws of descent and distribution or pursuant to a domestic relations order, and may be exercised during the lifetime of Optionee only by such Optionee. Any attempt to sell, pledge, assign, hypothecate, transfer or dispose of this Option in contravention of this Option Agreement shall be void and shall have no effect. If Optionee’s Continuous Service terminates as a result of his or her death, and provided Optionee’s rights hereunder shall have vested pursuant to Section 3 hereof, Optionee’s legal representative, his or her legatee, or the person who acquired the right to exercise this Option by reason of the death of Optionee (individually, a “Successor”) shall succeed to Optionee’s rights and obligations under this Option Agreement. After the death of Optionee, only a Successor may exercise this Option.
7.    Adjustments Upon Changes in Capital Structure. In the event that the outstanding shares of Common Stock are hereafter increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of a recapitalization, stock split, combination of shares, reclassification, stock dividend or other change in the capital structure of the Company, then appropriate adjustment shall be made by the Board to the number of Shares subject to the unexercised portion of this Option and to the Exercise Price per share, in order to preserve, as nearly as practical, but not to increase, the benefits of Optionee under this Option.
8.    Change in Control. In the event of a Change in Control:
(a)    The right to exercise this Option shall accelerate automatically and vest in full (notwithstanding the provisions of Section 3 hereof), effective as of immediately prior to the consummation of the Change in Control, unless this Option is to be assumed by the acquiring or successor entity (or parent or subsidiary thereof). If vesting of this Option will accelerate pursuant to the preceding sentence, the Board in its discretion may provide, in connection with the Change in Control transaction, for the purchase or exchange of this Option for an amount of cash or other property having a value equal to the difference (or “spread”) between: (x) the value of the cash or other property that Optionee would have received pursuant to the Change in Control transaction in exchange for the Shares issuable upon exercise of this Option had this Option been exercised immediately prior to the Change in Control, and (y) the aggregate Exercise Price for such Shares. If the vesting of this Option will accelerate pursuant to this Section 8(a), then the Board shall cause written notice of the Change in Control transaction to be given to Optionee not less than fifteen (15) days prior to the anticipated effective date of the proposed transaction.
(b)    The vesting of this Option shall not accelerate if and to the extent that this Option (including the unvested portion thereof) is to be assumed by the acquiring or successor entity (or parent or subsidiary thereof) pursuant to the terms of the Change in Control transaction. If this Option is assumed, then this Option shall be appropriately adjusted, concurrently with the Change in Control, to apply to the number and class of securities or other property that Optionee would have received pursuant to the Change in Control transaction in exchange for the Shares issuable upon exercise of this Option had this Option been exercised immediately prior to the Change in Control, and appropriate adjustment also shall be made to the Exercise Price such that the aggregate Exercise Price of this Option shall remain the same as nearly as practicable.
(c)    If the provisions of Section 8(b) hereof apply, then this Option shall continue to vest in accordance with the provisions of Section 3 hereof and shall continue in effect for the remainder of the term of this Option in accordance with the provisions of Section 3 hereof.
9.    Representations and Warranties of Optionee.
(a)    Optionee represents and warrants that this Option is being acquired by Optionee for Optionee’s personal account, for investment purposes only, and not with a view to the distribution, resale or other disposition thereof.
(b)    Optionee acknowledges that the Company may issue Shares upon the exercise of the Option without registering such Shares under the Securities Act, on the basis of certain exemptions from such registration requirement. Accordingly, Optionee agrees that his or her exercise of the Option may be expressly conditioned upon his or her delivery to the Company of an investment certificate including such representations and undertakings as the Company may reasonably require in order to assure the availability of such exemptions, including a representation that Optionee is acquiring the Shares for investment and not with a present intention of selling or otherwise disposing thereof and an agreement by Optionee that the certificates evidencing the Shares may bear a legend indicating such non-registration under the Securities Act and the resulting restrictions on transfer. Optionee acknowledges that, because Shares received upon exercise of an Option may be unregistered, Optionee may be required to hold the Shares indefinitely unless they are subsequently registered for resale under the Securities Act or an exemption from such registration is available.
(c)    Optionee acknowledges and understands that all rights and obligations connected with this Option are set forth in this Option Agreement.
10.    Limitation of Company’s Liability for Nonissuance. The Company agrees to use its reasonable best efforts to obtain from any applicable regulatory agency such authority or approval as may be required in order to issue and sell the Shares to Optionee pursuant to this Option. Inability of the Company to obtain, from any such regulatory agency, authority or approval deemed by the Company’s counsel to be necessary for the lawful issuance and sale of the Shares hereunder shall relieve the Company of any liability in respect of the nonissuance or sale of such shares as to which such requisite authority or approval shall not have been obtained.
11.    Notices. All notices, requests, demands and other communications required or permitted under this Option Agreement shall be in writing and shall be deemed to have been duly given and effective (i) when delivered by hand, (ii) when otherwise delivered against receipt therefor, or (iii) three (3) business days after being mailed if sent by registered or certified mail, postage prepaid, return receipt requested. Any notice shall be addressed to the parties as follows or at such other address as a party may designate by notice given to the other party in the manner set forth herein:
(a)    if to the Company:
Endologix, Inc.
11 Studebaker
Irvine, CA 92618
Attention: Chief Financial Officer

(b)    if to Optionee, at the address shown on the cover page of this Option Agreement or at his most recent address as shown in the employment or stock records of the Company.
12.    Binding Obligations. All covenants and agreements herein contained by or on behalf of any of the parties hereto shall bind and inure to the benefit of the parties hereto and their permitted successors and assigns.
13.    Captions and Section Headings. Captions and section headings used herein are for convenience only, and are not part of this Option Agreement and shall not be used in construing it.
14.    Amendment. This Option Agreement may not be amended, waived, discharged, or terminated other than by written agreement of the parties.
15.    Entire Agreement. This Option Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersede all prior or contemporaneous written or oral agreements and understandings of the parties, either express or implied.
16.    Assignment. Optionee shall have no right, without the prior written consent of the Company, to (i) sell, assign, mortgage, pledge or otherwise transfer any interest or right created hereby, or (ii) delegate his duties or obligations under this Option Agreement. This Option Agreement is made solely for the benefit of the parties hereto, and no other person, partnership, association or corporation shall acquire or have any right under or by virtue of this Option Agreement.
17.    Severability. Should any provision or portion of this Option Agreement be held to be unenforceable or invalid for any reason, the remaining provisions and portions of this Option Agreement shall be unaffected by such holding.
18.    Counterparts. This Option Agreement may be executed in one or more counterparts, all of which taken together shall constitute one agreement and any party hereto may execute this Option Agreement by signing any such counterpart. This Option Agreement shall be binding upon Optionee and the Company at such time as this Option Agreement, in counterpart or otherwise, is executed by Optionee and the Company.
19.    Applicable Law. This Option Agreement shall be construed in accordance with the laws of the State of California without reference to choice of law principles, as to all matters, including, but not limited to, matters of validity, construction, effect or performance.
20.    No Agreement to Continue Employment Relationship. Nothing in this Option Agreement shall affect any right with respect to continuance of engagement as an employee by the Company or any of its subsidiaries. The right of the Company or any of its subsidiaries to terminate at will Optionee’s engagement as an employee at any time, with or without cause, is specifically reserved, subject to any other written agreement to which the Company and Optionee may be a party.
21.    “Market Stand-Off” Agreement. Optionee agrees that, if requested by the Company or the managing underwriter of any proposed public offering of the Company’s securities (including any acquisition transaction where Company securities will be used as all or part of the purchase price), Optionee will not sell or otherwise transfer or dispose of any Shares held by Optionee without the prior written consent of the Company or such underwriter, as the case may be, during such period of time, not to exceed 180 days following the effective date of the registration statement filed by the Company with respect to such offering, as the Company or the underwriter may specify (or such other period as may be requested by the Corporation or the underwriters to accommodate regulatory restrictions on (i) the publication or other distribution of research reports and (ii) analyst recommendations and opinions, including, but not limited to, the restrictions contained in NASD Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto) (the “Restricted Period”). If during the last seventeen (17) days of the Restricted Period, the Company issues an earnings release or material news or a material event relating to the Company occurs, or prior to the expiration of the Restricted Period the Company announces that it will release earnings results during the sixteen (16) day period beginning on the last day of the Restricted Period, then the restrictions imposed by this Section 21 shall continue to apply until the expiration of the eighteen (18) day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. In no event will the Restricted Period extend beyond two hundred fifteen (215) days after the effective date of the registration statement.
22.    Rights as Stockholder. Optionee (or transferee of this option by will or by the laws of descent and distribution) shall have no rights as a stockholder with respect to any Shares covered by this Option until such person has duly exercised this Option, paid the Exercise Price and become a holder of record of the Shares purchased.
23.    Attorneys’ Fees. If any party shall bring an action in law or equity against another to enforce or interpret any of the terms, covenants and provisions of this Option Agreement, the prevailing party in such action shall be entitled to recover reasonable attorneys’ fees and costs.
24.    California Corporate Securities Law. The sale of the Shares that are the subject of this Option Agreement has not been qualified with the Commissioner of Corporations of the State of California and the issuance of such shares or the payment or receipt of any part of the consideration therefor prior to such qualification is unlawful, unless the sale of such shares is exempt from such qualification by Section 25100, 25102 or 25105 of the California Corporate Securities Law of l968, as amended. The rights of all parties to this Option Agreement are expressly conditioned upon such qualification being obtained, unless the sale is so exempt.
[Exhibits Follow]
EXHIBIT A
NOTICE OF EXERCISE OF
STOCK OPTION AND INVESTMENT REPRESENTATIONS
Name of Optionee: _________________
ENDOLOGIX, Inc.
11 Studebaker
Irvine California 92618
Attention: Chief Financial Officer
Ladies and Gentlemen:
I hereby exercise my option (the “Option”) to purchase shares of common stock, $0.001 par value (the “Shares”), of ENDOLOGIX, INC. (the “Company”) pursuant to the Stock Option Agreement, dated __________ __, 2011. The number of Shares that I am purchasing at this time is set forth below, and my check payable to the Company in the amount of the Total Exercise Price is enclosed with this Notice of Exercise:
Number of Shares purchased hereby:
Exercise Price per Share:    $
Total Exercise Price:    $
In connection with the exercise of my Option, I hereby represent to the Company that:
1.    I am acquiring the Shares for my own account, for investment purposes only, and not with a view to the distribution, resale or other disposition thereof.
2.    I understand that the Shares are being issued by the Company without having first registered them under the Securities Act of 1933, as amended (the “Securities Act”), the California Corporate Securities Law of 1968, or the securities laws of any other state, on the basis of certain exemptions from such registration requirements which depend, in part, upon the truth and accuracy of my representations made herein.
3.    Without in any way limiting the representations set forth above, I agree that I will not dispose of any interest in the Shares unless and until (a) I shall have notified the Company of the proposed disposition; (b) I shall have furnished the Company with an opinion of counsel to the effect that such disposition will not require registration under the Securities Act, and (c) such opinion of counsel shall have been concurred in by the Company’s counsel.
4.    I acknowledge receipt of all information as I deem necessary and appropriate to enable me to evaluate the merits and risks of my investment in the Shares, including information concerning the business and financial condition of the Company, and that I have had the opportunity to discuss such information with, and ask questions of, an officer of the Company.
5.    I am an investor of sufficient sophistication and experience to make an informed investment decision regarding my purchase of the Shares, and I am able to bear the economic risk of an investment in the Shares.
6.    I recognize that the Shares must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available, and further recognize that the Company is under no obligation to register the Shares or to comply with any exemption from such registration.
7.    I understand that Rule 144 under the Securities Act (an exemption under which securities may be sold without registration under the Securities Act) is not presently available. I understand that the availability of Rule l44 requires, among other things, that I hold the Shares for a minimum period. I further understand that, in the case of securities to which said Rule is not applicable, compliance with some other exemption under the Securities Act will be required.

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